IVT  Software, Inc.

3840 South Water Street
Pittsburgh, PA 15203
Tel:  412-884-3028 x217

March 29, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Harrington
Staff Attorney

Re
Form 8-K/A Filed February 24,  2011
File No. 000-53437

Dear Mr. Harrington:

On behalf of IVT Software,  Inc. (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated March 17, 2011  from John Harrington, Staff Attorney (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, Page 22

1.
 Please revise your discussion of results of operations and liquidity and capital resources so that the disclosure is better organized by period as well as by subject matter. For example, the information you provided in response to comment 18 of our letter dated January 28, 2011 under the comparison of 2009 operations to 2008 operations is not organized by revenue or expense item. As another example, the discussion of your liquidity and capital resources does not flow chronologically from a discussion of years ended 2009 compared to 2008, to a discussion of the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, to a discussion of how you intend to meet your liquidity and capital resources in the future. There are just examples. Please revise your disclosure as appropriate.

Response:

We respond to comment number 1 and 3 as follows:

We have rearranged the presentation so that the information is better organized per your suggestion.  We have also added more substance to the explanations.  Please see below.

Results Of Operations

Comparison of Year Ended December 31,  2009 and December 31 , 2008

 The following table sets forth key components of our results of operations during the Years ended December 31, 2009 and 2008, both in dollars and as a percentage of our net sales.

	For Year Ended December 31, 2009		For Year Ended December 31, 2008

		% of Sales		% of Sales
	Amount	Revenue	Amount	Revenue

Sales Revenue	$4,978,512	100%	4,787,004	100%
Cost of Sales	3,523,302	70.77%	3,672,681	76.77%
Gross Profit	1,455,210	29.23%	1,114,323	23.23%

Operating Expenses	1,549,363	31.12%	1,226,188	25.63%
Operating Income (Loss)	(94,153)	(0.019)	(111,864)	(0.024)

Other Income (Expenses)	(15,589)	(.003)	(6,120)	(0.001)
Net Income (Loss)	(109,742)	(2.20)	(117,984)	(2.47)

 Sales Revenue. Our sales revenue increased $191,508 or 3.8% from 2008 to 2009.  This increase was due, in part, to the completion in 2009 of projects started in 2008and more contracts reaching completion at the end of 2009.   Sales of new projects for both years were stable, as evidenced by the small percentage change in revenue.

Cost of Sales. Our cost of sales decreased $149,379, but sales increased $191,508 from 2008 to 2009 resulting in a 70.77% cost of sales in 2009 compared to a 76.77% cost of sales in 2008.  The decrease was due primarily to high costs incurred in 2008 for a project in excess of one million dollars that the company completed in Puerto Rico where costs were higher that on the mainland USA.  The project in Puerto Rico also proved to have more difficult construction site management regarding deadlines which also increased cost.

Operating Expenses. Our operating expenses increased $323,176 from 2008 to 2009.  In 2008, operating expenses were 25.63% of sales and in 2009 were 31.12% of sales.  This increase was due to an increase in the number of staff persons who were hired and an increase in other costs in anticipation of increased sales in 2010 based on the sales pipeline and number of bids outstanding in late 2009.

Other Income. Interest income and expense comprised virtually all of the Other Income.  Interest expense increased from $7,912 to $15,598 due to an increase in the balance of the line of credit outstanding from $61,102 to $483,464.

Rent increased from $35,681 in 2008 to $87,252 in 2009 due to the company’s move to larger offices to create space for additional staff, and the Company rented a warehouse where construction of clean room parts is completed.  Rent remained substantially the same in 2010.

Wages and payroll increased from $548,385 in 2008 to $639,244 in 2009 due to the hiring of additional staff.  There were no significant increases in salary during this period.

Bad debt expense of $109,292 in 2009 was due to the refusal of Skanska USA Builders to honor change orders that were completed and billed to Skanska.

From December 31, 2009 to September 30, 2010 total assets decreased $502,277 and total liabilities decreased $434,146.  The difference of $68,131 is accounted for by a partner draw of $72,457 offset by the nine month profit of $4,326.  Other than the partner draws, cash received was substantially used to reduce liabilities.

The liability account “billings in excess of costs” represents the amount of invoices sent to customers that were sent before the income was earned in the project and is therefore, in essence, an offset against receivables.  The asset account “costs in excess of billings” is the opposite – income earned where an invoice has not yet been sent.  Therefore,   the “net” earned receivables on December 31, 2009 were $254,727 and the “net” earned receivables on September 30, 2010 were $313,468

 Comparison of Nine Months Ended September 30,  2010 and September 30 , 2009

The following table sets forth key components of our results of operations during the nine months ended September 30, 2010 and 2009, both in dollars and as a percentage of our net sales.

	For Nine Month Ended September 30, 2010		For Nine Month Ended September 30, 2009

		% of Sales		% of Sales
	Amount	Revenue	Amount	Revenue

Sales Revenue	$2,714,649	100%	3,531,224	100%
Cost of Sales	1,746,175	64.32%	2,734,555	76.16%
Gross Profit	968,474	35.68%	796,669	23.84%

Operating Expenses	945,703	34.86%	1,114,154	31.55%
Operating Income (Loss)	22,771	.82%	(317,485)	(7.71)

Net of Other Income (Expenses)	(18,445)	.67%	(9,961)	(0.28)
Net Income (Loss)	4,326	.15%	(327,446)	(7.79)

Sales Revenue. Our sales revenue decreased $816,575 or 23% for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.  This decrease was due, in part, to the general downturn in the United States economy and customers reluctance to undertake large scale capital investment during this time.  Many of the potential projects in the sales pipeline at September 30, 2010 were the same projects that were in the sales pipeline at December 31, 2009, but the projects were being delayed, but not cancelled, due to the uncertain state of the economy.

Cost of Sales. Our cost of sales decreased $988,380 or 36%, however, the cost of sales decreased from 77.44% of sales to 64.32% of sales.   The decrease was due primarily to improved efficiency in controlling costs during construction.  For example, during mid 2010, the company implemented new project management methodology which streamlined processes and reduced costs substantially.  This cost reduction resulted in a gross profit of 35.68% of sales for the first nine months of 2010 compared to 23.84% of sales for the same period in 2009.

Operating Expenses. Our operating expenses decreased $81,194for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.  The decrease in operating expenses was due, in part, to a decrease in sales and the resulting scale back of expenses.  $51,000 of this decrease was a delay in incurring marketing expense until late 2010 and early 2011

Other Income. Interest income and expense comprised virtually all of the Other Income (Expense).  Interest expense increased from $9,967 to $18,448 due to an increase in the line of credit outstanding.

Net Income. In the nine months ended September 30, 2009, we generated a net loss of $327,446. In the nine months ended September 30, 2010, we generated a net income of $4,326.  This improvement in net income, in spite of a decrease in sales of $816,575 was due primarily to the combination decreased cost of sales of $988,380 and decreased expenses of $81,194.

Plan of Operations, Page 23

2.	We note your response to comment 16 from our letter dated January 28, 2011. Please revise to incorporate the substance of your response into your filing.

Response:

We added the following paragraphs under Major Customers:

 Our working relationship with the Cleveland Clinic is one of our top priorities.  For years, they have been at the forefront of making USP 797 compliance an absolute requirement for their compounding pharmacies.  They’ve expected the highest quality, and we’ve delivered that to them.  They are truly HWI’s most coveted client. We recently completed the Crile Building Satellite Pharmacy, the 3rd full-service design-build clean room project that HWI has successfully completed for the Cleveland Clinic and the 4th project overall in response to USP 797.

In 2007, HWI performed its first fit and finish at the Clinic’s Main Pharmacy, showcasing its Bio-GardTM aseptic wall system.  In 2008, the Company was awarded its first design-build contract by the Clinic to provide the new pharmacy clean room for The Miller Family Heart & Vascular Institute, commonly known as the Heart Center.  This was followed in 2009 by a clean room project for the Taussig Cancer Institute, which provides world-class care for cancer patients and is at the forefront of new and emerging clinical, translational and basic cancer research.

The Cleveland Clinic is one of the largest and most respected academic health centers in the world and is consistently ranked among the top hospitals in America by U.S. News & World Report; its heart and heart surgery program has been ranked No. 1 since 1995.

Results of Operations, Page 24

3
We note your response to comment 18 from our letter dated January 28, 2011. We partly reissue this comment as applicable to the comparison of the nine months ended September 30, 2010 and September 30, 2009. Revise to discuss how revenues were generated, the underlying factors and circumstances that caused substantial decreases in the first nine months of 2010, and provide more information about the material changes in the categories of operation expenses and the reasons for those changes.

Response:   Our response to Comment #1 is also our response to comment #3 and is incorporated herein.

4	Please discuss the changes in your interest income and interest expense for each period and the reasons for the changes

Response:

For 2008 & 2009
Other Income. Interest income and expense comprised virtually all of the Other Income.  Interest expense increased from $7,912 to $15,598 due to an increase in the balance of the line of credit outstanding from $61,102 to $483,464.

For 9 months 2009 & 2010
Other Income. Interest income and expense comprised virtually all of the Other Income (Expense).  Interest expense increased from $9,967 to $18,448 due to an increase in the line of credit outstanding.

Liquidity and Capital Resources, Page 25

5.
We note your response to comment 19 from our letter dated January 28, 2011. We reissue this comment. Revise to provide a more thorough discussion of your cash flows from operations and the underlying factors impacting your generation or usage in cash from operations. For example, explain why accounts payable and accounts receivable both substantially increased in 2009 despite relatively stable revenues and expenses. Also explain the changes in accounts payable, accounts receivable, and billings in excess of costs and estimated earning and their contributions to cash flows from operation for the first nine months of 2010. Your disclosure should provide insight into the factors causing operating cash usage to diverge from operation income performance and trends.

Response:

We amended the section on Liquidity and Capital Resources in response to your comment, as follows:

Liquidity And Capital Resources

As of December 31, 2009, HWI had cash in the amount of $187,597, an increase from the $28,547 in cash at the end of 2008.  A review of the detailed Statement of Cash Flows and Balance Sheet, attached, indicates that our short-term borrowing (credit line) increased $422,362.   Part of the credit line increase was used to pay off a note in the amount of $75,000.  In addition, our Accounts Payable and Accrued Expenses increased by $572,363 which was partially offset by an increase in receivables of $520,014.  The increase in debt from the credit line and the increase in payables in excess of the increase in receivables was, substantially, the reason cash increased to $187,597.

Net Income (Loss). In 2009, we generated a net loss of $109,242 which was $8,242 less than the net loss of $117,984 in 2008.  This decrease in the loss was due primarily to the increase in the gross profit of $340,887 from 2008 to 2009 but was offset by an increase in staff being hired and trained for expansion and a bad debt expense of $109,292.

The following table compares cash flow information for the years ended December 31, 2008 and December 31, 2009:

Year Ended	December 31, 2009	December 31,2008

Net Cash provided (used in) Operating Activities	64,213	33,442
Investing Activities	(12,454)	(76,293)
Financing Activities	107,291	67,986

Net cash provided by operating activities increased $30,771 from 2008 to 2009 primarily as a result of an accounts payable increase of $446,896, which was offset by an account receivable increase of $520,014 (less a bad debt of $109,242).  Accounts payable increased and the shortage of cash to pay vendors was a result of accounts receivable as of December 31, 2009 of $871,226, an increase of $410,721 from December 31, 2008. The receivables were from substantial customers with good credit who had reduced the speed of payments to vendors due to the negative economic situation.

Net cash used in investing activities decreased $63,839 from 2008 to 2009 primarily as a result of a decrease in the amount of fixed asset purchases.

Net cash provided by financing activities increased $39,305 from 2008 to 2009 as a result of an increase in notes payable of $425,400 offset by an increase in distribution to members of $243,109.

We anticipate that we will meet our ongoing cash requirements by retaining income as well as through equity or debt financing.  Although we believe we have adequate liquidity and capital resources to fund our operations internally, in light of current market conditions, our inability to access the capital markets on favorable terms, or at all, may adversely affect our financial performance. The inability to obtain adequate financing from debt or capital sources could force us to forego certain opportunities, cause us to significantly curtail our business, which in turn could potentially harm our performance.

The following table compares cash flow information for the 9 months ended September 30, 2009 and September 30, 2010:

The company had a cash balance of $3,497 on September 30, 2010.  The substantial decrease in liabilities, as explained below, was the reason cash decreased from $187,597 at December 31, 2009.

Nine Month Ended	September 30, 2010	September 30, 2009

Net Cash provided by (used in)
Operating Activities	$(229,022)	$(116,621)
Investing Activities	(4,821)	(12,955)
Financing Activities	47,742	158,229

Net cash provided by operating activities decreased $112,401 from the nine months ended September 30 2009 to the nine months ended September 30, 2010 to a total of $229,022 primarily as a result of a decrease in Accounts Payable and accrued expenses of $167,051 and a net decrease in Billings in excess of costs and Estimated Earnings of $347,425.  The Billings in Excess of costs and Estimated Earnings represents the amount that has been billed to customers and is included in Accounts receivable, but not yet earned based on the percentage of completion method of construction accounting.  These substantial decreases in liabilities were partially offset by a decrease in Accounts Receivable of $278,011.

Net cash provided by financing activities decreased $110,487 as a result of a decrease in the rate of new financing less loan payments from the nine months ended September 30 2009 to the nine months ended September 30, 2010 and a decrease in the rate of Distributions to Members.

6.	Please discuss your reliance on related party loans to fund your operations in 2010, including payroll expenses.

We intend to meet our cash requirements for the next 12 months through retained earnings and a combination of debt and equity financing.  Although we are in a discussion with a funding source for equity or debt financing, we currently do not have any definitive arrangements in place to complete any financings and there is no assurance that we will be successful in completing any private placement financings. Furthermore, there is no assurance that any such financing if  available  will be on acceptable  terms.  Consequently, we may not raise any funds or sufficient funds to fully carry out our business plan.   Although we believe we have adequate liquidity and capital resources to fund our operations internally, in light of current market conditions, our inability to access the capital markets on favorable terms, or at all, may adversely affect our financial performance. The inability to obtain adequate financing from debt or capital sources if required, could force us to forego certain opportunities, cause us to significantly curtail our business, which in turn could potentially harm our performance.

Certain Relationships and transactions, Page 31

7.
Please disclose how the number of shares and warrants issues to Messrs. Peter Habib, David Habib, Joseph Habib, and Alexander Sanflippo was determined. For each person, disclose the amount of the money loaned to Mr. Deric Haddad to purchase a controlling interest in the company and the value of the securities they received in return. Disclose whether the number shares underlying the warrants shown in the table on page 31 has been adjusted for the proposed forward split of the company’s shares.

Response:

Peter Habib, David Habib, Joseph Habib and Alexander Sanfilippo collectively invested $307,309.43 in order to facilitate the acquisition of IVT Software by Deric Haddad.

For their investment,  they collectively received 4.9% of the 13,419,167 total issued and outstanding common shares, equaling 657,539 common shares.

Peter Habib, David Habib and Joseph Habib collectively invested $102,436 for which they collectively received 1/3 of the 4.9% of the 13,419,167 total issued and outstanding shares, equaling 219,180 total shares, or 73,060  each (x 3) plus 1/3 of 375,000 Series A warrants or 41,667 each (x3).

Alexander Sanfilippo invested $204,875 for which he received 2/3 of the 4.9% of the 13,419,167 total issued and outstanding shares, equaling 438,360 common shares plus 2/3 of 375,000 Series A warrants equaling 250,000 Series A Warrants.

In addition, for valuable considerations in respect to their role in brokering and negotiating the transaction, as well as accounting services in preparation of the audit, Peter Habib, David Habib and Joseph Habib each received an additional 2% of the 13,419,167 total outstanding and issued shares, equaling 268,383 common shares each.

The total common shares issued to each of the Habibs (Peter, David and Joseph) is 341,443 common shares (73,060 for the cash investment and 268,383 for their valuable considerations in respect to brokering and negotiating the transaction).  The total number of Series A Warrants issued to each of the Habibs (Peter, David and Joseph) is 334,000 Series A (41,667 for the cash investment and 292,333 for their valuable considerations in respect to brokering and negotiating the transaction. ) The total number of Series B Warrants issued to each of the Habibs (Peter, David and Joseph) is 667,000 with the exception of Joseph Thomas Habib who received 666,000.

There was no money loaned to Deric Haddad as a part of this transaction.  The cash invested by the Habibs and Sanfilippo were compensated through the value of the stock and warrants they received.

The Series A and Series B Warrants will have an issue date which will be two days after the payable date on the forward split.  Thus the number of Warrants to be issued and the exercise price of the warrants will not be subject to the forward split.  Consequently, the exercise price on the warrants, and the number of warrants issued reflect the stock price after the forward split has been rendered effective.   Please refer to the Warrant Schedule disclosed in our response to comment #8.

Description of Securities, Page 33

8.	Please disclose the material terms of your warrants.

Response:

Each Series A Warrant entitles the holder  to purchase from the Company at any time after issuance until February 22, 2016 (the "Expiration Date")  one share of  fully paid and nonassessable  Common Stock  $0.0001 par value per share, of the Company, at a purchase price of  $2.50   per share of Common Stock.

Each Series  B  Warrant entitles the holder  to purchase from the Company at any time after issuance until February 22, 2016 (the "Expiration Date")  one share of  fully paid and nonassessable  Common Stock  $.0001 par value per share, of the Company, at a purchase price of  $2.00  per share of Common Stock.

Each Series A,  and Series B Stock Purchase  Warrant  may be exercised  by the  holder at the option  of the holder  by surrendering  the Warrant, with the form of subscription attached to the Warrant  (the Subscription Form") duly executed by such  holder, to the Company at its principal office or at the office of its Warrant agent  accompanied by payment, in cash or by certified or official bank check payable to the order of the Company for an amount equal to the exercise price per Warrant exercised.

The exercise price and number of shares of Common Stock issuable on exercise of the Series A Warrants, and Series B Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of IVT  Software, Inc.

Each Series A and Series B Warrant has a  provision that does not permit the the Holder to convert all or a portion of this Warrants if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Holder at such time, the number of shares of Common Stock which would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time.

Warrant Schedule

The following represents the Warrants to be issued to the parties below:

Series A Warrants Exercisable @ $2.50 Per Share
Warrant #	Issue Date	Holder
101	Two days after the effective date of the forward split	Peter Habib	333,334
102		David Habib	333,334
103		Joseph Habib	333,333
104		Sanfilippo	250,000

Series B Warrants Exercisable @ $2.00 Per Share
Warrant #
201	Two days after the effective date of the forward split	Peter Habib	666,667
202		David Habib	666,667
203		Joseph Habib	666,666

The issue date for the warrants will be 2 days after the effective date for the forward split.  The warrant exercise price and the number of warrants to be issued for each will not be subject to the forward split, since they will be issued after the forward split and will reflect the share price after the forward split is effective.  All warrants expire February 22, 2016

Exhibits

9.	Please file the following as exhibits (including through incorporation by reference, if applicable):

•	The July 15, 2010 stock purchase agreement through which Mr. Deric Haddad acquired control of the company;

•	The agreement to issue warrants to Messrs. Peter Habib, David Habib, Joseph Habib and Alexander Sanflippo;

•	The warrant agreements for the Series A warrants and Series B warrants;

•	The $100,000 short-term loan agreement apparently received from Zenith Estates per the information in your response to comment 20 of our letter dated January 28, 2011

•	Any material lease agreements

Response:

a)	The July 15, 2010 Stock Purchase Agreement was filed in an 8K dated August 11 and amended August 12, 2010. The Agreement is being incorporated by reference to this amended Form 8K.

b)	The terms and conditions of the warrants are in the form of the warrant. There was no additional warrant agreement between the Company and the Habib group.

c)	Form of Series A Warrant is exhibited as Exhibit 10-4 to this Amended 8K form. Form of Series B Warrants is exhibited as Exhibit 10-5 to this Amended 8K form.

d)	Zenith Estates, Inc. provided a personal loan to Deric & Heather Haddad for $100,000. The Agreement is exhibited as Exhibit 10-6

e)
Deric & Heather Haddad, then loaned $100,000 to the Company.  The Agreement is exhibited as 10-7.  Please note the Amended 8K filing correctly disclosed  that the $100,000 loan to the company was made by Deric & Heather Haddad.   Although Zenith Estates provided a personal loan to Deric & Heather,   ultimately, it is Deric & Heather who provided the loan to the Company and who are owed $100,000 from the Company.

f)	Material leases is being filed as Exhibit 10-8

The Company hereby acknowledges that

• the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 412-884-3028 x217  with any comments or questions regarding the Company’s response.

Sincerely,

/s/ Deric Haddad

Deric Haddad, Chief Executive Officer

IVT Software, Inc.